                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                                   FORM 11-K

(Mark One)
  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2000

                                      OR

  [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

            RETIREMENT AND SAVINGS PLAN FOR AMGEN PUERTO RICO, INC.
           State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
                     (Full title and address of the plan)

                                  AMGEN INC.
                    (Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California              91320-1799
     (Address of principal executive offices)                  (Zip Code)

                      The Retirement and Savings Plan for
                            Amgen Puerto Rico, Inc.

                           Financial Statements and
                             Supplemental Schedule


                    Years ended December 31, 2000 and 1999


                                   Contents

Report of Independent Auditors................................................ 1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................... 2
Statements of Changes in Net Assets Available for Benefits.................... 3
Notes to Financial Statements................................................. 4

Supplemental Schedule

Schedule of Assets (Held at End of Year)...................................... 8

                        Report of Independent Auditors



Amgen Puerto Rico, Inc., as Named Fiduciary, and the Plan Participants of the Retirement and Savings Plan for Amgen Puerto Rico, Inc.

We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Puerto Rico, Inc. (the Plan) at December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of expressing an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2000 financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the 2000 financial statements taken as a whole.


                                             /s/ Ernst & Young LLP


April 20, 2001
San Juan, Puerto Rico


Stamp No. 1692434
affixed to
original of
this report.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

                Statements of Net Assets Available for Benefits



                                                                  December 31
                                                              2000            1999
                                                         -----------------------------
Assets
Investments at fair value                                  $22,506,843     $21,429,514
Contributions receivable                                        99,401          74,680
                                                         -----------------------------

Net assets available for benefits                          $22,606,244     $21,504,194
                                                         =============================

See accompanying notes.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

           Statements of Changes in Net Assets Available for Benefits


                                                                        Year ended December 31
                                                                         2000            1999
                                                                   ------------------------------
Additions to net assets:
 Employee contributions                                              $ 1,354,522     $ 1,199,051
 Employer contributions                                                1,069,713       1,167,733
 Interest and dividend income                                          1,002,651         698,650
 Realized/unrealized gain                                                      -       6,954,298
                                                                   -----------------------------
Total additions                                                        3,426,886      10,019,732

Deductions from net assets:
 Benefits paid                                                           764,867         522,588
 Realized/unrealized loss                                              1,559,969               -
                                                                   -----------------------------
Total deductions                                                       2,324,836         522,588
                                                                   -----------------------------
Net increase                                                           1,102,050       9,497,144

Net assets available for benefits at beginning of year                21,504,194      12,007,050
                                                                   -----------------------------

Net assets available for benefits at end of year                     $22,606,244     $21,504,194
                                                                   =============================

See accompanying notes.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

                         Notes to Financial Statements

                               December 31, 2000


1. Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Puerto Rico, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Puerto Rico, Inc. (the Company). The Plan was established effective May 1, 1992 and was amended and restated effective April 1, 1996. The Plan is qualified under Section 1165(a) and (e) of the Puerto Rico Income Tax Act of 1954, as amended (the Act), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) and
(k) of the Internal Revenue Code of 1986, as amended (the Code).

Contributions

The Company makes contributions for all eligible employees, whether or not they have elected to make contributions to the Plan, with a Core contribution equal to 3% of each employee's eligible compensation each pay period. In addition, for employees who make contributions to the Plan, the Company makes matching contributions equal to 100% of the first 5% of the employee's eligible compensation per pay period.

Participants may contribute up to 10% of their wages (a maximum of $8,000 for 2000 and 1999) to the Plan in accordance with the applicable income tax regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; however, no more than 50% of their total contributions may be invested in the Amgen Inc. Stock Fund. Participants may change their investment options at any time.

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Participants become vested in their allocated Company matching contributions and related earnings at a rate of 25% per year for each of their first four years of service completed. The Company's Core contributions and related earnings become 100% vested upon completion of five years of service, with no partial vesting. Generally, employees must work a minimum of 1,000 hours within a Plan year to receive vesting for that year of service. Company contributions become fully vested upon attainment of normal retirement age, disability or death.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

1.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) Company contributions and (b) Plan earnings. The benefit to which a participant is entitled is the vested portion of the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Payment of Benefits

Upon termination of service due to death, disability (as defined by the Plan) or retirement, a participant may elect to receive an amount equal to the value of the participant's vested account balance in either a lump-sum payment in cash and/or shares of Amgen Inc. common stock. The number of shares of Amgen Inc. common stock to be paid is based on quoted market value of such stock on the date the Plan is valued following employee notification.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Loans can be made to a participant generally up to 50% of the participant's vested account balance. The loans bear interest at average borrowing rates of certain major banks (ranging from 6.80% to 9.45%) and are generally payable in installments over periods ranging from one to five years. Principal and interest payments are allocated to the participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

Trustee

Banco Santander is the trustee of the Plan.


2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

Investment Income

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                           December 31
                                                      2000             1999
                                                 -----------------------------

     Amgen Inc. Stock Fund                      $11,229,275        $10,085,689
     Fidelity Magellan Fund                       3,021,450          2,826,356
     Fidelity Spartan U.S. Equity Index           2,028,150          2,238,344
     Fidelity OTC Portfolio                       1,811,568          1,963,267
     Fidelity Growth & Income Portfolio           1,160,008          1,219,038

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

3.  Investments (continued)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,559,969 in 2000 and appreciated in value by $6,954,298 in 1999 as follows:

                                       Year ended December 31
                                       2000              1999
                                  -------------------------------

     Amgen Inc. Stock Fund          $   678,346        $5,496,131
     Mutual funds                    (2,238,315)        1,458,167
                                  -------------------------------

                                    $(1,559,969)       $6,954,298
                                  ===============================

4.  Income Tax Status

In April 1996, the Company received a determination letter from the Puerto Rico Treasury Department that the Plan meets the requirements for qualification under the Puerto Rico Income Tax Act and the trust forming a part of the Plan is exempt from income taxes. In April 2000, the Company received a determination letter from the Internal Revenue Service stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Act and the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Act and the Code and, therefore, believes that the Plan is qualified and the related trust is exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.


5.  Services Provided by the Company

The Company provides certain administrative and recordkeeping services for the Plan at no cost to the Plan participants. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

                             Supplemental Schedule

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

                                EIN: 77-0259777

                                  Plan: 35322

        Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2000


                                                            Description of                       Current
                 Identity of Issue                            Investment                          Value
------------------------------------------------------------------------------------------------------------
Amgen Inc.*                                           Common stock 174,058 shares                $11,229,275

Fidelity Magellan Fund                                Mutual fund 25,326 shares                    3,021,450

Fidelity Growth & Income Portfolio                    Mutual fund 27,554 shares                    1,160,008

Fidelity Retirement Money Market Portfolio            Money market portfolio                         251,158

Fidelity Overseas Fund                                Mutual fund 17,193 shares                      590,935

Fidelity Spartan U.S. Equity Index                    Mutual fund 43,327 shares                    2,028,150

Fidelity Short-Term Bond                              Mutual fund 72,408 shares                      624,158

Fidelity OTC Portfolio                                Mutual fund 44,131 shares                    1,811,568

Fidelity Asset Manager                                Mutual fund 7,280 shares                       122,446

Fidelity Asset Manager: Growth                        Mutual fund 23,602 shares                      375,501

Fidelity Asset Manager: Income                        Mutual fund 13,290 shares                      155,897

Fidelity U.S. Bond Index Portfolio                    Mutual fund 7,703 shares                        81,584

Fidelity Contrafund                                   Mutual fund 7,685 shares                       377,864

Participant loans*                                    Interest rates from 6.8% to 9.45%              676,849
                                                                                                 -----------

                                                                                                 $22,506,843
                                                                                                 ===========

*Party-in-interest

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  Retirement and Savings Plan
                                                  for Amgen Puerto Rico, Inc.
                                                         (Name of Plan)


Date:      6/20/01                 By: /s/ Kathryn E. Falberg
     ------------------                ---------------------------
                                       Kathryn E. Falberg
                                       Chief Financial Officer,
                                       Amgen Puerto Rico, Inc.

          The Retirement and Savings Plan for Amgen Puerto Rico, Inc.

                               Index to Exhibit



Consent of Ernst & Young LLP, Independent Auditors                    Exhibit 1